Source ETF Trust
2545 South Kelly Avenue
Suite C
Edmond, Oklahoma 73013

April 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Source ETF Trust (File Nos. 333-196912 and 811-22977): Request for Withdrawal of Post-Effective Amendment Filings

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), Source ETF Trust (the “Registrant”) hereby respectfully requests the withdrawal of certain post-effective amendments filed to the Registrant’s Registration Statement on Form N-1A, pursuant to the 1933 Act and the Investment Company Act of 1940, as amended. This request relates to the Source EURO STOXX 50 Hedged ETF (the “Fund”), a separate series of the Registrant.

The Registrant filed the following post-effective amendments relating to the Fund on the dates shown:

Form Type	Date of Filing	Post-Effective Amendment No.

485APOS	October 24, 2014	Post-Effective Amendment No. 2
485BXT	January 6, 2015	Post-Effective Amendment No. 3
485BXT	February 4, 2015	Post-Effective Amendment No. 4
485BXT	March 5, 2015	Post-Effective Amendment No. 5

The purpose of the 485APOS filing, filed on October 24, 2014 (Post-Effective Amendment No. 2), was to introduce the Fund as a new series of the Registrant. The three 485BXT filings, filed between January 6 and March 5, 2015 (Post-Effective Amendment Nos. 3, 4 and 5), were filed for the purpose of delaying the effective date of Post-Effective Amendment No. 2. As of the last filing shown, Post-Effective Amendment No. 2 is scheduled to become effective on April 4, 2015.

The Registrant is requesting the withdrawal of the above referenced Post-Effective Amendments because the Registrant has decided not to proceed with the offering of shares of the Fund. No securities were sold in connection with this offering.

Pursuant to the requirements of Rule 477 under the 1933 Act, this application for withdrawal of the Post-Effective Amendments listed above has been signed by the President of the Registrant.

If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-6173.

Source ETF Trust

By:	/s/ J. Garrett Stevens
Name:	J. Garrett Stevens
Title:	President